Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015 and 2014
(unaudited)

Silver Standard Resources Inc.
Condensed Consolidated Interim Financial Statements for the three and nine months ended
September 30, 2015

2 | Page

Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of United States dollars)

	Note	September 30	December 31
		2015	2014
		$	$
Current assets
Cash and cash equivalents		200,017	184,643
Trade and other receivables	4	48,201	49,824
Marketable securities	5	107,827	104,785
Inventory	6	147,788	129,228
Other current assets	7	3,909	23,338
		507,742	491,818
Non-current assets
Property, plant and equipment	8	389,641	439,074
Income tax receivable	10	18,158	—
Value added tax receivable	11	32,149	29,473
Other non-current assets	7	7,076	25,884
Total assets		954,766	986,249

Current liabilities
Trade and other payables	12	62,880	56,645
Provisions	13	68,079	60,303
Current debt		3,715	5,922
		134,674	122,870
Non-current liabilities
Deferred income tax liabilities		27,634	29,050
Non-current provisions	13	60,912	57,945
Convertible notes	14	205,277	197,134
Total liabilities		428,497	406,999

Shareholders' equity
Share capital		707,034	707,034
Other reserves		(41,868)	(12,723)
Equity component of convertible notes		68,347	68,347
Retained deficit		(207,244)	(183,408)
Total shareholders' equity attributable to our shareholders		526,269	579,250
Total liabilities and equity		954,766	986,249

Events after the reporting period (note 21)
The accompanying notes are an integral part of the condensed consolidated financial statements
Approved by the Board of Directors and authorized for issue on November 5, 2015

"Richard D. Paterson"	"Paul Benson"
Richard D. Paterson, Director	Paul Benson, Director

3 | Page

Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of (Loss)
(expressed in thousands of United States dollars, except per share amounts)

	Note	Three months ended September 30		Nine months ended September 30
		2015	2014	2015	2014
			(restated note 2(b))		(restated note 2(b))
		$	$	$	$

Revenue		77,191	79,269	284,730	177,292
Cost of sales	16	(84,587)	(73,011)	(245,405)	(154,088)
(Loss) income from mine operations		(7,396)	6,258	39,325	23,204

General and administrative expenses	15(e)	(5,700)	(4,376)	(18,067)	(15,874)
Exploration, evaluation and reclamation expenses		(3,147)	(5,523)	(11,012)	(13,211)
Business acquisition costs		—	(263)	—	(5,299)
Impairment charges	9	(34,490)	—	(34,490)	—
Operating income (loss)		(50,733)	(3,904)	(24,244)	(11,180)

Gain on sale of mineral property	7	—	—	—	15,939
Interest earned and other finance income		194	578	1,069	2,767
Interest expense and other finance costs		(6,361)	(7,592)	(19,060)	(18,071)
Unrealized (loss) gain on derivatives		(33)	694	(33)	2,788
Other (expenses)	17	(2,414)	(2,831)	(4,503)	(8,933)
Foreign exchange (loss)		(3,209)	(4,545)	(6,533)	(22,336)
(Loss) income before income tax		(62,556)	(17,600)	(53,304)	(39,026)

Income tax recovery (expense)		3,140	24	(4,276)	(1,145)

Net (loss) and net (loss) attributable to shareholders		(59,416)	(17,576)	(57,580)	(40,171)

Weighted average shares outstanding (thousands)
Basic		80,754	80,754	80,754	80,754
Diluted		80,754	80,754	80,754	80,754

(Loss) per share
Basic		$(0.74)	$(0.22)	$(0.71)	$(0.50)
Diluted		$(0.74)	$(0.22)	$(0.71)	$(0.50)
The accompanying notes are an integral part of the condensed consolidated financial statements

4 | Page

Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Comprehensive (Loss)
(expressed in thousands of United States dollars)

	Note	Three months ended September 30		Nine months ended September 30
		2015	2014	2015	2014
			(restated note 2(b))		(restated note 2(b))
		$	$	$	$

Net (loss) for the period attributable to shareholders		(59,416)	(17,576)	(57,580)	(40,171)
Other comprehensive income (loss)
Items that will not be reclassified to net income or loss:
Unrealized gain (loss) on marketable securities at FVTOCI, net of tax		8,431	(48,037)	2,824	3,215
Items that will be reclassified to net income or loss:
Unrealized (loss) on effective portion of derivative, net of tax		(329)	—	(329)	—
Realized gain on effective portion of derivative, net of tax		108	—	108	—
Realized loss recycled to net income or loss	17	—	987	—	2,258
Cumulative translation adjustment		—	—	—	35
Other comprehensive income (loss)		8,210	(47,050)	2,603	5,508
Total comprehensive (loss) attributable to shareholders		(51,206)	(64,626)	(54,977)	(34,663)
Total comprehensive (loss)		(51,206)	(64,626)	(54,977)	(34,663)
The accompanying notes are an integral part of the condensed consolidated financial statements

5 | Page

Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(expressed in thousands of United States dollars)

	Note	Common Shares		Other	Equity	Retained	Total
		Shares	Amount	reserves	component of	deficit	equity
				(restated note 2(b))	convertible notes	(restated note 2(b))	(restated note 2(b))
		000's	$	$	$	$	$
Balance, January 1, 2014		80,754	707,034	(28,887)	68,347	(57,015)	689,479
Equity-settled share-based compensation	15	—	—	1,413	—	—	1,413
Total comprehensive income (loss) for the period		—	—	5,508	—	(40,171)	(34,663)
Balance, September 30, 2014		80,754	707,034	(21,966)	68,347	(97,186)	656,229

Balance, December 31, 2014		80,754	707,034	(12,723)	68,347	(183,408)	579,250
Impact of adopting IFRS 9	2(b)(ii)	—	—	(33,744)	—	33,744	—
Balance, January 1, 2015 (restated)		80,754	707,034	(46,467)	68,347	(149,664)	579,250
Equity-settled share-based compensation	15	—	—	1,996	—	—	1,996
Total comprehensive income (loss) for the period		—	—	2,603	—	(57,580)	(54,977)
Balance, September 30, 2015		80,754	707,034	(41,868)	68,347	(207,244)	526,269
The accompanying notes are an integral part of the condensed consolidated financial statements

6 | Page

Silver Standard Resources Inc.
Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of United States dollars)

	Note	Three months ended September 30		Nine months ended September 30
		2015	2014	2015	2014
			(restated 2(b))		(restated 2(b))
		$	$	$	$
Cash flows from operating activities
Net (loss) for the period		(59,416)	(17,576)	(57,580)	(40,171)
Adjustments for:
Depreciation, depletion and amortization		19,957	9,672	57,303	22,069
Share-based payments		711	405	1,996	1,413
Net finance expense		5,897	7,014	16,815	15,304
(Gain) on sale of mineral property		—	—	—	(15,939)
Impairment charges and inventory write-downs		42,206	—	42,206	—
(Gain) on derivative instrument		—	(694)	—	(2,788)
Other expense		1,300	2,615	3,497	8,145
Income tax (recovery) expense		(3,140)	(24)	4,276	1,145
Non-cash foreign exchange loss		2,367	6,047	4,983	17,120
Net changes in non-cash working capital items	20	(2,458)	(1,103)	(6,332)	584
Cash generated by operating activities before value added taxes, interest and income taxes (paid) recovered		7,424	6,356	67,164	6,882
Value added taxes (paid)		(3,647)	(6,016)	(10,098)	(13,570)
Value added taxes recovered		2,945	16,867	10,730	23,218
Interest (paid)		(3,994)	(3,810)	(8,749)	(7,619)
Income taxes (paid)		(1,730)	(211)	(5,487)	(2,944)
Cash generated by operating activities		998	13,186	53,560	5,967
Cash flows from investing activities
Purchase of Marigold mine		—	7,268	—	(267,732)
Purchase of property, plant and equipment		(13,023)	(7,891)	(27,711)	(14,826)
Production stripping capitalized costs		—	(4,491)	(12,540)	(19,187)
Expenditures on exploration properties		(11,846)	(562)	(12,384)	(3,167)
Proceeds from sale of mineral property	7	—	—	20,000	17,500
Proceeds from sale of marketable securities		—	29,027	—	39,267
Taxes paid on sale of mineral properties		—	—	—	(16,780)
Decrease (increase) in restricted cash		7,500	(1,856)	17,701	(17,606)
Interest received		81	192	399	1,595
Tax deposit (paid)	10	—	—	(19,231)	—
Dividends received		—	—	—	166
Cash generated (used) by investing activities		(17,288)	21,687	(33,766)	(280,770)
Cash flows from financing activities
Repayment of bank loan		—	—	(1,649)	—
Cash (used) by financing activities		—	—	(1,649)	—
Effect of foreign exchange rate changes on cash and cash equivalents		(921)	(1,861)	(2,771)	(5,680)
(Decrease) increase in cash and cash equivalents		(17,211)	33,012	15,374	(280,483)
Cash and cash equivalents, beginning of period		217,228	102,162	184,643	415,657
Cash and cash equivalents, end of period		200,017	135,174	200,017	135,174

Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the condensed consolidated financial statements

7 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

Silver Standard Resources Inc. ("we", "us" or "our") is a company incorporated under the laws of the Province of British Columbia, Canada and our shares are publicly listed on the Toronto Stock Exchange in Canada and the NASDAQ Global Market in the United States. Together with our subsidiaries, we (the “Group”) are principally engaged in the operation, acquisition, exploration, and development of precious metal resource properties located in the Americas. We have two producing mines and a portfolio of silver resource dominant projects located throughout the Americas. Silver Standard Resources Inc. is the ultimate parent of the Group.

Our address is Suite 800, 1055 Dunsmuir Street, PO Box 49088, Vancouver, British Columbia, V7X 1G4.

Our strategic focus is to optimize the production of silver and gold from our Pirquitas mine in Argentina and Marigold mine in Nevada, U.S., respectively, and to advance, as market and project conditions permit, other principal development projects including the Pitarrilla project in Mexico and the San Luis project in Peru and our other projects within our project pipeline towards development and commercial production.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these condensed consolidated interim financial statements are set out below.

a)	Basis of preparation
These condensed consolidated interim financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2014.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2014, except for the application of the amendments to existing IFRSs (note 2(d)) which were effective January 1, 2015 and the voluntary adoption of IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9"), which had an initial application date of April 1, 2015. The impact of this adoption is discussed in note 2(b)(ii) below.

These statements were authorized for issue by the Board of Directors on November 5, 2015.

b)	Change in accounting policies
(i)Exploration and evaluation expenditures
During the year ended December 31, 2014, we elected to change our accounting policy with respect to exploration and evaluation expenditures, consistent with IFRS 6, Exploration for and Evaluation of Mineral Resources and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to enhance the relevance and reliability to the decision-making needs of the users of our financial statements. Prior to this change, our policy was to capitalize exploration and evaluation expenditures on properties that we have the legal rights to explore, until commercially viable. We have elected to expense all exploration and evaluation expenses until such time that we believe that further expenditures will provide probable future economic benefit. Our policy is disclosed in note 2(i) of our audited consolidated financial statements for the year ended December 31, 2014.

8 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

For the nine months ended September 30, 2014, the following adjustments were recorded to the consolidated statements of (loss):

		Adjustments for change in accounting policy
Nine months ended September 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(4,469)	(8,742)	(13,211)
Gain on sale of mineral property	9,240	6,699	15,939
Other (expense) income	(9,783)	850	(8,933)
Income tax (expense)	(952)	(193)	(1,145)
(Decrease) in net income		(1,386)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Decrease in (loss) per share
Basic	($0.48)	($0.02)	($0.50)
Diluted	($0.48)	($0.02)	($0.50)

For the three months ended September 30, 2014, the following adjustments were recorded to the consolidated statements of (loss):

		Adjustments for change in accounting policy
Three months ended September 30, 2014	As previously reported	Exploration and evaluation	As currently reported
	$	$	$
Exploration, evaluation and reclamation (expenses)	(2,560)	(2,963)	(5,523)
Other (expense) income	(2,949)	118	(2,831)
Income tax (expense)	90	(66)	24
(Decrease) in net income		(2,911)

Weighted average shares outstanding (thousands)
Basic	80,754	80,754	80,754
Diluted	80,754	80,754	80,754

Increase in (loss) per share
Basic	($0.18)	($0.04)	($0.22)
Diluted	($0.18)	($0.04)	($0.22)

9 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(ii)Financial instruments under IFRS 9
We have early adopted all of the requirements of IFRS 9 as of April 1, 2015. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so our accounting policy with respect to financial liabilities is unchanged.
As a result of the early adoption of IFRS 9, we have changed our accounting policy for financial assets retrospectively, for assets that were recognized at the date of application. The change did not impact the carrying value of any of our financial assets on transition date. The main area of change is the accounting for equity securities previously classified as available for sale.
The following is the new accounting policy for financial assets under IFRS 9. All other aspects of our accounting policy for financial instruments as disclosed in note 2(q) to the consolidated financial statements for the year ended December 31, 2014 are unaffected:
Financial assets
We classify our financial assets in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost. We determine the classification of financial assets at initial recognition. The classification of debt instruments is driven by our business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading (including all equity derivative instruments) are classified as FVTPL, for other equity instruments, on the day of acquisition we can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI.
Our accounting policy for each of the categories is as follows:
Financial assets at FVTPL Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statement of (loss) income. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are included in the consolidated statement of (loss) income in the period in which they arise.
Financial assets at FVTOCI Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income (loss).
Financial assets at amortized cost A financial asset is measured at amortized cost if the objective of the business model is to hold the financial asset for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest. They are classified as current assets or non-current assets based on their maturity date, and are initially recognized at fair value and subsequently carried at amortized cost less any impairment.
Derivative financial instruments When we enter into derivative contracts, these are intended to reduce the exposures related to assets and liabilities, or forecast transactions.
The classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract. Commodity-based embedded derivatives resulting from provisional sales prices of metals in concentrate are classified as FVTPL with changes in value recognized in revenue.
Impairment of financial assets at amortized cost We recognize a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

10 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
At each reporting date, we measure the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.
Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be objectively related to an event occurring after the impairment was recognized.
Derecognition of financial assets Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within finance income or other income and finance costs, respectively. Gains or losses on financial assets classified as FVTOCI remain within accumulated other comprehensive income.
We completed a detailed assessment of our financial assets as at April 1, 2015. The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

	Original classification	New classification
Financial assets	IAS 39	IFRS 9
Cash and cash equivalents	FVTPL	FVTPL
Marketable securities	Available-for-sale	FVTOCI
Marketable securities	FVTPL	FVTOCI
Trade receivable	Amortized cost	Amortized cost
Concentrate trade receivables	Embedded derivate separately identified as FVTPL	Whole contract FVTPL
Trade payable	Amortized cost	Amortized cost
We elected to classify our marketable securities as FVTOCI as they are not considered to be held for trading, and this presentation will prevent the consolidated statement of (loss) from being impacted by value changes of these non-operating assets.
As we are not restating prior periods we have recognized the effects of retrospective application at the beginning of the annual reporting period that includes the date of initial application. Therefore, the adoption of IFRS 9 resulted in a decrease to opening retained deficit on January 1, 2015 of $33,744,000 with a corresponding adjustment to accumulated other comprehensive income (loss).
(iii)IFRS 7 amendments
IFRS 7, Financial Instruments: Disclosure has been amended to require additional disclosures on transition from IAS 39 to IFRS 9. These amendments are effective upon adoption of IFRS 9. As such, we have adopted these amendments as at April 1, 2015.

11 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)
(iv)Hedge accounting
In addition to the early adoption of IFRS 9, we also applied hedge accounting during the six months ended September 30, 2015. The accounting policy for hedge accounting is as follows:
Derivative Instruments Derivative instruments are recorded at fair value on the consolidated statement of financial position, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the consolidated statement of financial position unless there is a legal right to offset and intent to settle on a net basis.
Fair Value Hedges Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of (loss), together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk.
Cash Flow Hedges The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of (loss) income. Amounts accumulated in equity are transferred to the consolidated statements of (loss) in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.
When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statements of (loss) when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of (loss).
Non-Hedge Derivatives Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of (loss).
As at September 30, 2015 we had entered into certain contracts to hedge the cost of diesel, with the objective of reducing the volatility of reported income from mine operations. We have applied hedge accounting for these contracts.

c)	Significant accounting judgments and estimates
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2015 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2014.

12 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

d)	Pronouncement affecting our financial statements presentation or disclosure
The following new and amended IFRS pronouncement was adopted during the nine months ended September 30, 2015:

Operating segments
IFRS 8, Operating Segments was amended to require disclosure of the judgments made by management in aggregating operating segments, including a description of the segments which have been aggregated and the economic indicators which have been assessed in determining that the aggregated segments share similar economic characteristics. The amendment was effective for annual periods commencing on or after July 1, 2014 and does not have a material impact on our consolidated financial statements.

e)	Future accounting changes
The following new standard has been issued but is not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2018. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee ("IFRIC") interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

3.	PURCHASE OF MARIGOLD MINE

On April 4, 2014, we completed the acquisition of a 100% interest in the Marigold mine, an open pit operating gold mine in Nevada, U.S., from subsidiaries of Goldcorp Inc. and Barrick Gold Corporation for a purchase price of $267,732,000 after post-closing adjustments. The purchase price was paid in cash from our existing cash on hand.

The acquisition is a business combination and has been accounted for in accordance with the measurement and recognition provisions of IFRS 3, Business Combinations ("IFRS 3"). IFRS 3 requires that the purchase consideration be allocated to the assets acquired and liabilities assumed in a business combination based upon their estimated fair values at the date of acquisition.

The purchase price has been allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. Fair values are determined based on third party appraisals, discounted cash flow models, and quoted market prices, as deemed appropriate. Acquisition costs, in the form of advisory, legal and other professional fees, which were associated with the transaction to acquire the Marigold mine were expensed as incurred and during the nine months ended September 30, 2014 amounted to $5,299,000.

13 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

3.	PURCHASE OF MARIGOLD MINE (Cont'd)

The following table shows the allocation of the purchase price to assets acquired and liabilities assumed, based on estimates of fair value, including a summary of major classes of consideration transferred, and the recognized amounts of assets acquired and liabilities assumed at the acquisition date:

$
Purchase consideration	275,000
Working capital adjustment	(7,268)
Consideration	267,732

Trade and other receivables	5,162
Inventory	76,104
Property, plant and equipment:
Mineral properties	50,823
Plant and equipment	157,880
Assets under construction	9,561
Trade and other payables	(17,067)
Close-down and restoration provision	(14,731)
Net identifiable assets acquired	267,732

Had the Marigold mine been consolidated from the start of January 1, 2014, our consolidated revenue for the nine months ended September 30, 2014 would have been approximately $222,928,000 and our consolidated net loss for the nine months ended September 30, 2014 would have been $39,902,000.

4.	TRADE AND OTHER RECEIVABLES

	September 30, 2015	December 31, 2014
	$	$
Trade receivables	27,160	26,529
Tax receivables	6,818	5,389
Value added tax receivables (note 11)	3,137	8,054
Prepayments and deposits	8,184	6,068
Other receivables	2,902	3,784
	48,201	49,824

We expect full recovery of the trade receivables amounts outstanding and, therefore, no allowance has been recorded against these receivables. No trade receivables are past due and all are expected to be settled within twelve months.

We do not hold any collateral for any receivable amounts outstanding at September 30, 2015 or December 31, 2014.

14 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5.	MARKETABLE SECURITIES

We have designated all of our marketable securities as FVTOCI to reduce the impact of fair value movements in the consolidated statement of (loss) to appropriately represent the results of our core operating assets.

The movement in marketable securities during the nine months ended September 30, 2015 and the year ended December 31, 2014 is comprised of the following:

	September 30, 2015	December 31, 2014
	$	$
Balance, beginning of period	104,785	129,267
Additions (1)	1,062	9,188
Disposals (1)	(1,315)	(37,322)
Fair value adjustments through profit and loss (2)	—	(10,060)
Fair value adjustments through other comprehensive income	18,232	22,699
Foreign exchange adjustments	(14,937)	(8,987)
Balance, end of period	107,827	104,785

(1)
We derecognized a portion of our investment in Pretium Resources Inc. ("Pretium") in exchange for shares of Golden Arrow Resources Corporation ("Golden Arrow"). The fair value at the date of disposition was C$7.66 per Pretium share, which resulted in a cumulative loss of $322,000 which remains in other comprehensive income.

(2)	During 2014, we recorded unrealized losses on previously impaired marketable securities and marketable securities classified as FVTPL under IAS 39.

6.	INVENTORY

	September 30, 2015	December 31, 2014
	$	$
Current:
Finished goods	17,309	25,221
Stockpiled ore	19,425	17,896
Leach pad inventory	81,395	56,250
Materials and supplies	29,659	29,861
	147,788	129,228
Non-current:
Materials and supplies	3,222	4,326
	151,010	133,554

During the nine months ended September 30, 2015, we wrote-down stockpiled ore to its net realizable value ("NRV"), recording a charge of $7,716,000. The cost of inventory held at its NRV at September 30, 2015 was $19,425,000 (December 31, 2014 - $Nil).

15 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

7.	OTHER ASSETS

	September 30, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Financial assets:
Restricted cash (1)	—	1,900	—	19,604
Deferred consideration (2, 3)	—	1,954	19,443	1,954
Non-financial assets:
Assets held for sale	3,909	—	3,895	—
Non-current inventory (note 6)	—	3,222	—	4,326
	3,909	7,076	23,338	25,884

(1)
We have cash and security deposits in relation to our close down and restoration provisions of $1,900,000 (December 31, 2014 - $12,104,000). As of December 31, 2014, we also had cash collateral supporting an Argentine peso-denominated loan facility of $7,500,000.

(2)	On May 5, 2015, we received $20,000,000 of deferred consideration from the sale of the San Agustin project located in Mexico, which closed in December 2013.

(3)
On February 6, 2014, we completed the sale of our 100% interest in the Challacollo project located in Chile to Mandalay Resources Corporation ("Mandalay"). Under the terms of the agreement, the total aggregate consideration was comprised of $7,500,000 in cash, 12,000,000 common shares of Mandalay with a fair value of $9,188,000 at closing, deferred consideration of 5,000,000 common of shares of Mandalay issued at the end of the first quarter in which commercial production has commenced, and cash equivalent of 240,000 ounces of silver paid in eight quarterly installments (based on the average quarterly silver price) beginning the quarter immediately following the quarter in which commercial production has commenced. In addition, we received a 2% net smelter return royalty on silver sales in excess of 36 million ounces, up to a maximum of $5,000,000 from the project. The fair value of consideration received was $18,644,000 and we recorded a gain on the sale of this mineral property of $15,939,000 before tax expense of $1,351,000 during the nine months ended September 30, 2014. The deferred consideration is secured against the Challacollo mineral claims and the shares of the entity holding the Challacollo project.

16 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprise the following:

	September 30, 2015
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets (1)	Total
Cost
Balance, January 1, 2015	439,415	19,988	118,277	64,241	641,921
Additions	579	24,948	19,098	12,730	57,355
Disposals	(5,506)	—	—	—	(5,506)
Change in estimate of close down and restoration provision	—	—	1,460	—	1,460
Impairment charges (note 9)	(34,490)	—	—	—	(34,490)
Transfers	29,796	(30,667)	—	871	—
Balance, end of period	429,794	14,269	138,835	77,842	660,740

Accumulated depreciation
Balance, January 1, 2015	(164,246)	—	(38,601)	—	(202,847)
Charge for the year	(50,951)	—	(18,395)	—	(69,346)
Disposals	1,094	—	—	—	1,094
Balance, end of period	(214,103)	—	(56,996)	—	(271,099)

Net book value at September 30, 2015	215,691	14,269	81,839	77,842	389,641

	December 31, 2014
	Plant and equipment	Assets under construction	Mineral properties	Exploration and evaluation assets	Total
Cost
Balance, January 1, 2014	288,701	10,337	34,160	60,076	393,274
Additions	3,126	20,493	43,487	4,283	71,389
Acquisition of Marigold (note 3)	157,880	9,561	50,823	—	218,264
Disposals and reclassifications	(7,860)	—	—	—	(7,860)
Costs written off	—	—	—	(145)	(145)
Change in estimate of close down and restoration provision	—	—	7,222	27	7,249
Impairment charges	(22,835)	—	(17,415)	—	(40,250)
Transfers	20,403	(20,403)	—	—	—
Balance, end of period	439,415	19,988	118,277	64,241	641,921

Accumulated depreciation
Balance, January 1, 2014	(119,553)	—	(25,084)	—	(144,637)
Charge for the year	(48,828)	—	(13,517)	—	(62,345)
Disposals	4,135	—	—	—	4,135
Balance, end of period	(164,246)	—	(38,601)	—	(202,847)

Net book value at December 31, 2014	275,169	19,988	79,676	64,241	439,074

(1)	On September 24, 2015, we completed the acquisition of the Valmy Property, contiguous with our Marigold Mine in Nevada, U.S. for $11,685,000 in cash from Newmont Mining Corporation.

17 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

9.	IMPAIRMENT OF NON-CURRENT ASSETS

During the nine months ended September 30, 2015 and the year ended December 31, 2014, silver prices and respective long term forecasts have experienced a significant decline since July 2015, ending September 30, 2015 at $14.65 per ounce of silver. In addition, the book value of our net assets has exceeded our market capitalization, which was an indicator of potential impairment of the carrying value of our non-current assets. A similar downward trend in silver prices had also occurred during 2014, particularly in the fourth quarter. As a result, at both September 30, 2015 and December 31, 2014, we assessed the recoverable amount of the Pirquitas mine, which has been identified as a cash-generating unit (“CGU”).

Impairment testing on the Pirquitas mine

In both impairment assessments, the recoverable amount of the Pirquitas mine was determined to be the fair value less costs to dispose ("FVLCTD"), which is based upon the CGU's estimated future after-tax cash flows. The after-tax cash flows were determined based on life-of-mine (“LOM”) after-tax cash flow projections, which incorporate our estimates of forecast metal prices, production based on current estimates of recoverable Mineral Reserves and Mineral Resources, exploration potential, future operating costs and capital expenditures, inflation, and long-term foreign exchange rates. Metal prices included in the cash flow projections were based on market consensus forecasts. Projected cash flows are discounted using an estimated weighted average cost of capital of a market participant adjusted for asset specific risks. Management's estimate of the FVLCTD is classified as level 3 in the fair value hierarchy (note 19).

Significant assumptions and impact

Pricing
For the September 30, 2015 ("Q3 2015") and December 31, 2014 ("Q4 2014") impairment assessments, the real silver metal price assumptions were as follows:

Silver price assumptions	2015	2016	2017
Q3 2015	$15.75	$15.59	$16.86
Q4 2014	$17.50	$18.50	$19.00

Inflation and foreign exchange
Argentina's current inflationary environment continues to be elevated with the Argentine peso experiencing significant devaluation. A key assumption in the Pirquitas mine's current LOM after-tax cash flow projections is that total operating costs increased by inflation would be largely offset by a devaluation of the Argentine peso. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continue, without a commensurate change in the foreign exchange rate, the estimated recoverable amount could be adversely impacted.
Discount rate
The pre-tax discount rate adjusted for asset specific risks used for the Q3 2015 impairment assessment was 10% (Q4 2014 - 10%).
At Q3 2015, the recoverable amount of $110,777,000 (Q4 2014 - $180,007,000) was lower than the carrying value of the CGU and therefore we recorded an impairment charge of $34,490,000 (Q4 2014 - $40,250,000) before tax, ($34,490,000 net of tax (Q4 2014 - $40,250,000)) against the carrying value of the Pirquitas mine and its plant and equipment.

Sensitivity
Average silver prices would have to increase by approximately 15% (Q4 2014 - 12%) for the remaining LOM to be break-even. In addition, due to the short remaining mine life the assessment of FVLCTD is not materially sensitive to a change in discount rate.

18 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10.	INCOME TAX RECEIVABLE

On January 27, 2015, we received a Notice of Reassessment (“NOR”) from the Canada Revenue Agency (“CRA”) in the amount of approximately C$41,400,000 plus interest of C$6,580,000 related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. The CRA has asserted that the sale was on account of income and not capital, as we recorded it. Our management strongly disagrees with the CRA’s position in the reassessment. In order to appeal the reassessment, we were required to make a minimum payment of 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On February 26, 2015, we paid the required C$24,090,000 ($19,231,000) to the CRA and have recorded this amount plus accrued interest as a non-current income tax receivable, equivalent to $18,158,000 as at September 30, 2015. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada.

Although the outcome of this matter cannot be predicted with certainty, we intend to contest the matter vigorously, and believe we will ultimately prevail based on the merits of our position. At this time we have not recognized an income tax provision for this amount. However, we will continue to evaluate our tax provisions as the matter progresses through the litigation process. If the CRA's position is ultimately sustained, it would have a material impact on earnings and financial resources in the period that the matter is ultimately resolved.

11.	VALUE ADDED TAX RECEIVABLE

	September 30, 2015	December 31, 2014
	$	$
Current	3,137	8,054
Non-current	32,149	29,473
	35,286	37,527

Value added tax ("VAT") paid in Argentina in relation to the Pirquitas mine became recoverable under Argentina law once the mine reached the production stage and we apply to the Argentina government to recover the applicable VAT on an ongoing basis. There have, at times, been significant delays in obtaining final approvals and, therefore, the collection of VAT and the classification reflects best estimates of timing of recoveries. Despite the procedural delays, we believe that the remaining balance is fully recoverable and have not provided an allowance.

The VAT receivables balance in Argentina is denominated in Argentine pesos. Accordingly, foreign currency fluctuations could materially impact the value of the VAT receivables in U.S. dollars.

12.	TRADE AND OTHER PAYABLES

	September 30, 2015	December 31, 2014
	$	$
Trade payables	23,044	23,552
Accrued liabilities	35,779	28,909
Income taxes payable	2,820	1,028
Accrued interest on convertible notes (note 14)	1,237	3,156
	62,880	56,645

19 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	PROVISIONS

	September 30, 2015		December 31, 2014
	Current	Non-current	Current	Non-current
	$	$	$	$
Export duties on silver concentrate (1)	64,190	—	56,058	—
Close down and restoration provision (2)	3,889	60,912	4,245	57,945
	68,079	60,912	60,303	57,945

(1)
We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002 and the Federal Government has asserted that the Pirquitas mine is subject to this export duty. We have challenged the legality of the export duty applied to silver concentrates and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010 that prohibited the Federal Government from withholding the 10% export duty on silver concentrates (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Government but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Government also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and require payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014 and a decision is pending.

As of September 30, 2015, we have paid $6,646,000 in export duties, against which we have filed for recovery. In accordance with the Injunction, we have not been paying export duties on silver concentrates but continue to accrue export duties, with no accrual for interest charges, and have recorded a corresponding increase in cost of sales in the relevant period. The application of interest charges is uncertain, but if applied from the date each duty was levied and based on current U.S. dollar rates, such charges are estimated to be in the range of $5.3 million to $8.9 million. The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. Changes in our assessment of this matter could result in material adjustments to our consolidated statement of (loss) income.

20 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13.	PROVISIONS (Cont'd)

(2)	The changes in the close down and restoration provision during the nine months ended September 30, 2015 and the year ended December 31, 2014 were as follows:

	September 30, 2015	December 31, 2014
	$	$
Balance, January 1	62,190	37,201

Provision from acquisition of Marigold mine (note 3)	—	14,731
Liabilities settled during the period	(1,574)	(1,839)
Accretion expense	2,787	3,640
Foreign exchange gain	(62)	(113)
Revisions and new estimated cash flows	1,460	8,570

Balance, end of period	64,801	62,190

Less: current portion of close down and restoration provision	(3,889)	(4,245)
Non-current close down and restoration provision	60,912	57,945

The revision in the estimated cash flows during the nine months ended September 30, 2015 was due to additional disturbance at Marigold mine from waste dump expansion.

14.	CONVERTIBLE NOTES AND CREDIT FACILITY

(a)Convertible notes

The movement in the debt portion of the convertible notes during the nine months ended September 30, 2015 and the year ended December 31, 2014 is comprised of the following:

	September 30, 2015	December 31, 2014
	$	$
Balance, beginning of period	200,290	190,287
Accretion of discount	8,144	10,003
Interest accrued in period	5,699	7,619
Interest paid	(7,619)	(7,619)
Balance, end of period	206,514	200,290
Accrued interest outstanding	(1,237)	(3,156)
Non-current portion of convertible notes outstanding	205,277	197,134

(b)Credit facility

On August 4, 2015, we entered into a $75 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of banks. The Credit Facility may be used for reclamation bonding, working capital and other general corporate purposes.

The term of the Credit Facility is three years, maturing on August 4, 2018. Amounts that are borrowed under the Credit Facility will incur variable interest at London Interbank Offered Rate plus an applicable margin ranging from 2.75% to 3.75% determined based on our net leverage ratio. The Credit Facility also provides for financial letters of credit at 66% of the applicable margin and undrawn fees are 25% of the applicable margin.

21 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

14.	CONVERTIBLE NOTES AND CREDIT FACILITY (Cont'd)

All debts, liabilities and obligations under the Credit Facility are guaranteed by our material subsidiaries and secured by our assets, certain of our material subsidiaries, and the pledges of material subsidiaries. In connection with the Credit Facility, we must also maintain certain net tangible worth and ratios for interest coverage and net leverage. As at September 30, 2015 we were in compliance with these covenants.

As at September 30, 2015, we had utilized $7,500,000 of the Credit Facility to support a certain letter of credit, and transaction costs relating to the Credit Facility totaled $938,000 and are being recognized over the term of the Credit Facility.

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS

(a)Stock options
The changes in stock options issued during the nine months ended September 30, 2015 and the year ended December 31, 2014 are as follows:

	September 30, 2015		December 31, 2014
	Number of stock options	Weighted average exercise price (C$/option)	Number of stock options	Weighted average exercise price (C$/option)

Outstanding, beginning of period	2,377,065	12.68	1,754,944	16.05
Granted	1,519,656	6.70	1,016,578	8.07
Expired	—	—	(74,246)	(14.14)
Forfeited	(631,565)	(17.64)	(320,211)	(16.19)
Outstanding, end of period	3,265,156	8.94	2,377,065	12.68

For options granted during the nine months ended September 30, 2015, the weighted average option valuations were based on an expected option life of 4.2 years, a risk free interest rate of 1.0%, a dividend yield of nil, and volatility of 57.9%.
During the nine months ended September 30, 2015, options granted had a weighted average fair value of C$3.16 per option.

22 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)
(b)Deferred Share Units (“DSUs”)
During the nine months ended September 30, 2015 and the year ended December 31, 2014, the following DSUs were outstanding to non-executive directors:

	September 30, 2015	December 31, 2014
	Number of DSUs	Number of DSUs
Outstanding, beginning of period	335,680	251,019
Granted	109,406	106,486
Redeemed	(32,933)	(21,825)
Outstanding, end of period	412,153	335,680

The DSUs granted in the nine months ended September 30, 2015 had a weighted average fair value of C$6.39 per unit. DSUs settled in the nine months ended September 30, 2015 were settled at a fair value of C$6.01 per unit. The DSUs are cash-settled instruments and, therefore, the fair value of the outstanding DSUs at the end of each reporting period is recognized as an accrued liability with the associated compensation cost recorded in general and administrative expenses. As at September 30, 2015, the fair value of outstanding DSUs was C$8.70 per unit.

(c)Restricted Share Units (“RSUs”)
During the nine months ended September 30, 2015 and the year ended December 31, 2014, the following RSUs were outstanding to employees:

	September 30, 2015	December 31, 2014
	Number of RSUs	Number of RSUs
Outstanding, beginning of period	330,414	129,498
Granted	473,815	297,480
Settled	(124,548)	(53,905)
Forfeited	(39,604)	(42,659)
Outstanding, end of period	640,077	330,414

The RSUs granted in the nine months ended September 30, 2015 had a weighted average fair value of C$6.18 per unit. RSUs settled in the nine months ended September 30, 2015 were settled at a weighted average fair value of C$6.67 per unit. As at September 30, 2015, the fair value of outstanding RSUs was C$8.70 per unit.

23 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15.	SHARE CAPITAL AND SHARE-BASED PAYMENTS (Cont'd)

(d)Performance Share Units (“PSUs”)
During the nine months ended September 30, 2015 and the year ended December 31, 2014, the following PSUs were outstanding to senior executives:

	September 30, 2015	December 31, 2014
	Number of PSUs	Number of PSUs
Outstanding, beginning of period	323,000	177,729
Granted	390,850	253,600
Settled	—	(24,903)
Forfeited	(110,517)	(83,426)
Outstanding, end of period	603,333	323,000

The PSUs granted in the nine months ended September 30, 2015 had a weighted average fair value of C$5.57 per unit. As at September 30, 2015, the weighted average fair value of outstanding PSUs was C$16.11 per unit.

(e)Share-based compensation
Total share-based compensation, including all equity and cash-settled arrangements, for the nine months ended September 30, 2015 and 2014 has been recognized in the condensed consolidated interim financial statements as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	$	$	$	$
Equity-settled
Cost of inventory	33	18	73	22
General and administrative expense	667	429	1,898	1,507
Exploration, evaluation and reclamation expenses	11	(42)	25	(116)
Cash-settled
Cost of inventory	447	145	1,005	334
General and administrative expense	1,437	(1,102)	4,251	730
Exploration, evaluation and reclamation expenses	26	(112)	58	9
Total	2,621	(664)	7,310	2,486

24 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16.	COST OF SALES

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	$	$	$	$
Cost of inventory	53,731	60,487	172,253	124,626
Depletion, depreciation and amortization	19,802	9,381	56,833	21,202
Export duties (note 13)	3,338	3,143	8,603	8,260
Write-down of stockpiles (note 6)	7,716	—	7,716	—
	84,587	73,011	245,405	154,088

17.	OTHER (EXPENSES)

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
		(restated note 2(b))		(restated note 2(b))
	$	$	$	$
(Loss) on disposal of fixed assets	(2,449)	(362)	(4,435)	(362)
(Loss) on sale of marketable securities (1)	—	(3,730)	—	(5,219)
Unrealized gain (loss) on marketable securities (1)	—	1,202	—	(3,038)
Other income (loss)	35	59	(68)	(314)
	(2,414)	(2,831)	(4,503)	(8,933)

(1)
As discussed in note 2(b)(ii), effective April 1, 2015, we adopted IFRS 9, which resulted in a change in our accounting policy for marketable securities, but comparatives have not been restated to illustrate the change in accounting policy. Under IFRS 9, no realized or unrealized gains or losses are recorded in the consolidated statement of (loss) income for marketable securities designated as FVTOCI. As a result, had other expenses been restated for items still recognized at January 1, 2015, total other loss would have been $4,033,000 in the three months ended September 30, 2014 and a loss of $5,895,000 in the nine months ended September 30, 2014.

25 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS

The following is a summary of the reported amounts of income or loss, and the carrying amounts of assets and liabilities by operating segment:

Three months ended September 30, 2015	Pirquitas mine	Marigold mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	33,355	43,836	—	—	77,191
Cost of inventory	(25,375)	(28,356)	—	—	(53,731)
Depletion, depreciation and amortization	(11,610)	(8,192)	—	—	(19,802)
Export duties	(3,338)	—	—	—	(3,338)
Write-down of stockpiles	(7,716)	—	—	—	(7,716)
Cost of sales	(48,039)	(36,548)	—	—	(84,587)
(Loss) income from mine operations	(14,684)	7,288	—	—	(7,396)

Exploration, evaluation and reclamation expenses	(994)	(572)	(1,209)	(372)	(3,147)
Impairment charge	(34,490)	—	—	—	(34,490)
Operating (loss) income	(50,441)	6,483	(1,304)	(5,471)	(50,733)
(Loss) before income tax	(53,517)	(759)	(1,585)	(6,695)	(62,556)

Interest income and other finance income	12	36	—	146	194
Interest expense and other finance costs	(1,140)	(201)	(19)	(5,001)	(6,361)
Income tax (expense) recovery	(32)	2,196	20	956	3,140

As at September 30, 2015
Total assets	147,986	366,313	98,049	342,418	954,766
Non-current assets	82,403	249,186	92,003	23,432	447,024
Total liabilities	(132,129)	(60,112)	(8,091)	(228,165)	(428,497)

Three months ended September 30, 2014	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(b))	Other reconciling items (i)	Total (restated note 2(b))
	$	$	$	$	$
Revenue	30,874	48,395	—	—	79,269
Cost of inventory	(22,399)	(38,088)	—	—	(60,487)
Depletion, depreciation and amortization	(5,640)	(3,741)	—	—	(9,381)
Export duties	(3,143)	—	—	—	(3,143)
Cost of sales	(31,182)	(41,829)	—	—	(73,011)
(Loss) income from mine operations	(308)	6,566	—	—	6,258

Exploration, evaluation and reclamation expenses	(149)	—	(4,105)	(1,269)	(5,523)
Operating (loss) income	(1,032)	6,447	(1,866)	(7,453)	(3,904)
(Loss) income before income tax	(6,461)	5,435	(1,585)	(14,989)	(17,600)

Interest income and other finance income	165	2	—	411	578
Interest expense and other finance costs	(2,253)	(158)	(26)	(5,155)	(7,592)
Income tax recovery (expense)	75	(418)	367	—	24

As at December 31, 2014
Total assets	245,819	343,411	101,798	295,221	986,249
Non-current assets	140,856	240,893	90,980	21,702	494,431
Total liabilities	(121,191)	(45,401)	(13,723)	(226,684)	(406,999)

26 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Nine months ended September 30, 2015	Pirquitas mine	Marigold mine	Exploration and evaluation properties	Other reconciling items (i)	Total
	$	$	$	$	$
Revenue	115,370	169,360	—	—	284,730
Cost of inventory	(75,271)	(96,982)	—	—	(172,253)
Depletion, depreciation and amortization	(34,092)	(22,741)	—	—	(56,833)
Export duties	(8,603)	—	—	—	(8,603)
Write-down of stockpiles	(7,716)	—	—	—	(7,716)
Cost of sales	(125,682)	(119,723)	—	—	(245,405)
Income from mine operations	(10,312)	49,637	—	—	39,325

Exploration, evaluation and reclamation expenses	(4,110)	(2,226)	(4,058)	(618)	(11,012)
Impairment charge	(34,490)	—	—	—	(34,490)
Operating (loss) income	(49,656)	47,302	(4,234)	(17,656)	(24,244)
(Loss) income before income tax	(58,738)	39,188	(3,559)	(30,195)	(53,304)

Interest income and other finance income	37	56	—	976	1,069
Interest expense and other finance costs	(3,913)	(421)	(57)	(14,669)	(19,060)
Income tax (expense) recovery	(232)	(11,292)	3,663	3,585	(4,276)

Nine months ended September 30, 2014	Pirquitas mine	Marigold mine	Exploration and evaluation properties (restated note 2(b))	Other reconciling items (i)	Total (restated note 2(b))
	$	$	$	$	$
Revenue	100,871	76,421	—	—	177,292
Cost of inventory	(62,480)	(62,146)	—	—	(124,626)
Depletion, depreciation and amortization	(16,757)	(4,445)	—	—	(21,202)
Export duties	(8,260)	—	—	—	(8,260)
Cost of sales	(87,497)	(66,591)	—	—	(154,088)
Income from mine operations	13,374	9,830	—	—	23,204

Exploration, evaluation and reclamation expenses	(357)	—	(10,819)	(2,035)	(13,211)
Operating income (loss)	12,286	9,313	(8,607)	(24,172)	(11,180)
(Loss) income before income tax	(12,182)	8,040	(698)	(34,186)	(39,026)

Interest income and other finance income	1,399	3	—	1,365	2,767
Interest expense and other finance costs	(4,006)	(315)	(91)	(13,659)	(18,071)
Income tax (expense) recovery	—	(345)	178	(978)	(1,145)

(i) Other reconciling items refer to items that are not reported as part of segment performance as they are managed on a corporate basis.

27 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

18.	OPERATING SEGMENTS (Cont'd)

Segment revenue by product

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	%	%	%	%
Silver	42	31	38	47
Gold	57	60	59	43
Zinc	1	8	2	9
Other	1	1	1	1

Segment revenue by location and major customers
Our Pirquitas mine sales are made to external customers located in various geographical areas. For the Pirquitas mine segment, we had one customer who accounted for 14% of total revenue during the nine months ended September 30, 2015, and three customers which individually accounted for between 10% and 11% of total revenue during the nine months ended September 30, 2014. Marigold mine's principal product is gold doré with the refined gold bullion sold to principally one customer, which accounted for 56% of total revenue during the nine months ended September 30, 2015 and 43% of total revenue during the nine months ended September 30, 2014.

Non-current assets by location

	September 30, 2015	December 31, 2014
	$	$
United States	252,234	242,013
Argentina	87,028	145,273
Mexico	71,815	72,967
Canada	24,359	22,277
Peru	11,588	11,901
Total	447,024	494,431

28 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FAIR VALUE MEASUREMENTS

Assets and liabilities that are held at fair value are categorized based on a valuation hierarchy which is determined by the following valuation methodology utilized:

	Fair value at September 30, 2015				Fair value at December 31, 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	$	$	$	$	$	$	$	$
Recurring measurements
Trade receivables	—	27,160	—	27,160	—	26,529	—	26,529
Marketable securities	107,024	803	—	107,827	104,785	—	—	104,785
Other financial assets	—	—	1,954	1,954	—	—	1,954	1,954
Trade and other payables	—	6,107	—	6,107	—	3,281	—	3,281
Current debt	3,715	—	—	3,715	5,922	—	—	5,922
	110,739	34,070	1,954	146,763	110,707	29,810	1,954	142,471

Non-recurring measurements
Inventory	—	—	56,978	56,978	—	—	63,024	63,024
Property, plant and equipment	—	—	48,383	48,383	—	—	107,414	107,414
	—	—	105,361	105,361	—	—	170,438	170,438

Fair values disclosed
Convertible notes (note 14)	206,700	—	—	206,700	185,831	—	—	185,831
	206,700	—	—	206,700	185,831	—	—	185,831

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Marketable securities, consisting of FVTOCI investments with no trading restrictions are valued using a market approach based upon unadjusted quoted prices in an active market obtained from securities exchanges. The Argentine peso-denominated loan facility is valued using the official foreign exchange rate on the cash value at the end of the period. The fair value disclosed for our convertible notes is also included in Level 1, as the basis of valuation uses a quoted price in an active market.

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Trade receivables from provisional invoices for concentrate sales are included in Level 2, as the basis of valuation uses quoted commodity prices.

Marketable securities with certain trading restrictions and derivative instruments are included in Level 2.

Accrued liabilities relating to DSUs, RSUs, and PSUs and derivative liability are included in Level 2, as the basis of valuation uses quoted prices in active markets.

Other trade receivables (excluding receivables from provisional invoices) and accrued liabilities are carried at amortized cost, which approximates fair value due to their short-term nature.

Level 3 – inputs for an asset or liability that are not based on observable market data (unobservable inputs)

The deferred consideration from the sale of the Challacollo project (note 6) is included in Level 3, as certain assumptions used in the calculation of the fair value are not based on observable market data.

29 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19.	FAIR VALUE MEASUREMENTS (Cont'd)

During the nine months ended September 30, 2015 and the year ended December 31, 2014, the Pirquitas mine CGU was written down to its recoverable amount. The recoverable amount became the carrying value and the property, plant and equipment within the CGU will not be revalued, but certain assumptions used in the calculation of the recoverable amount are categorized as Level 3 in the fair value hierarchy.

There were no transfers into or out of Level 3 during the nine months ended September 30, 2015 or during 2014.

20.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital items during the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	$	$
Trade and other receivables	825	(6,315)	(1,561)	14,636
Inventory	(14,269)	(4,272)	(15,868)	(16,386)
Trade and other payables	8,070	7,397	4,602	(2,713)
Current provisions	2,916	2,087	6,495	5,047
	(2,458)	(1,103)	(6,332)	584
During the three and nine months ended September 30, 2015 and 2014 we conducted the following non-cash investing transactions:

	Three months ended September 30		Nine months ended September 30
	2015	2014	2015	2014
	$	$	$	$
Shares received in exchange of marketable securities (note 5)	—	—	1,062	—
Shares disposed in exchange of marketable securities (note 5)	—	—	(1,315)	—
Shares received for sale of mineral property (note 6)	—	—	—	9,188
Deferred consideration received for sale of mineral property (note 6)	—	—	—	1,954

30 | Page

Silver Standard Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2015
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to the quarter end, on October 1, 2015, we entered into an agreement (the "Agreement") with Golden Arrow to explore and evaluate its Chinchillas silver-lead-zinc project, located in Jujuy Province, Argentina approximately 30 kilometers from the Pirquitas mine. Under the terms of the Agreement, we have committed to spend a minimum of $4,000,000 for pre-development activities. Expenditures may total up to $12,600,000 based on the success of pre-development activities, including exploration, mine planning, metallurgical studies, permitting and engineering studies. We have agreed to pay Golden Arrow up to C$2,000,000 during an 18-month preliminary period in four C$500,000 installments. The first installment was paid on signing of the Agreement and the remaining installments are conditional upon completion of project milestones.

If we elect to proceed, we will enter into an arrangement (the "Arrangement") with Golden Arrow whereby we will be the majority partner and operator. The Arrangement would be comprised of our Pirquitas property and Golden Arrow's Chinchillas property to be owned by us and Golden arrow on a 75%/25% basis, respectively. Upon entering into the Arrangement, we will pay Golden Arrow an amount equal to 25% of mine earnings generated by Pirquitas less certain expenditures for exploration (including Chinchillas pre-development expenditures), capital investment and closure costs incurred during the 18-month preliminary period.

31 | Page